FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of the Company

Osisko Development Corp. ("Osisko" or the "Corporation")
1100 Avenue des Canadiens-des-Montréal, Suite 300
Montréal, Québec, H3B 2S2

Item 2 Date of Material Change

January 24, 2022

Item 3 News Release

A news release with respect to the material change referred to in this report was disseminated on January 25, 2022, through Globe Newswire and has been filed under Osisko's profile on SEDAR at www.sedar.com.

Item 4 Summary of Material Change

On January 24, 2022, Osisko entered into a membership interest purchase agreement (the "MIPA") with IG Tintic LLC ("IG Tintic") and a share purchase agreement (the "SPA" and together with the MIPA, the "Agreements") with Ruby Hollow LLC ("Ruby Hollow") and Emerald Hollow LLC ("Emerald Hollow" and together with Ruby Hollow and IG Tintic, the "Vendors") to acquire 100% of Tintic Consolidated Metals LLC ("Tintic") (the "Transaction"). Upon completion of the Transaction, Osisko will indirectly acquire 100% ownership of the producing Trixie Mine, as well as mineral claims covering more than 17,000 acres (including over 14,000 acres of which are patented) in Central Utah's historic Tintic Mining District.

Pursuant to the Transaction, Osisko will pay the Vendors: (i) approximately US$54 million in cash, US$5 million of which will be advanced by way of a loan to Chief (as defined below) and the remaining US$49 million will be paid at the closing of the Transaction ("Closing"); (ii) 35,099,611 common shares of Osisko ("Shares") up to a maximum of 36,148,349 Shares at a price of US$3.4121 per Share for an aggregate value of up to approximately US$123 million, such Shares to be issued at Closing; (iii) deferred payments of US$12.5 million, payable in equal installments over five years in cash or Shares at Osisko's election; (iv) two 1% NSR royalty grants, each with a 50% buyback right in favour of Osisko for US$7.5 million which is exercisable within five years; (v) a right to receive the financial equivalent of 10% of the net smelter returns form stockpiled ore extracted from the Trixie Mine since January 1, 2018, and sitting on surface; (vi) the set-off of a US$5 million loan owed to Osisko; and (vii) US$10 million contingent upon commencement of production at the Burgin Mine (collectively the "Aggregate Consideration").

Item 5 Full Description of Material Change

On January 25, 2022, Osisko announced it entered into the Agreements pursuant to which it will acquire 100% of Tintic. Upon completion of the Transaction, Osisko will indirectly acquire 100% ownership of the producing Trixie Mine, as well as mineral claims covering more than 17,000 acres (including over 14,000 acres of which are patented) in Central Utah's historic Tintic Mining District.

Tintic is a joint venture owned as to 75% by IG Tintic and as to 25% by Chief Consolidated Mining Company ("Chief"). Ruby Hollow holds an indirect interest in Tintic through its ownership, directly and indirectly, of approximately 83% of the stock of Chief ("Chief Stock"). Under the terms of the Transaction, Osisko will acquire 100% of Tintic through the purchase of: (i) IG Tintic's direct 75% ownership in Tintic; and (ii) all the issued and outstanding Chief Stock from Ruby Hollow, Emerald Hollow and any other stockholders of Chief, if applicable. Osisko will cause the Aggregate Consideration to be paid to the Vendors in accordance with the Agreements. Immediately following the closing of the Transaction, Chief will complete a merger with a newly-formed Delaware subsidiary of the Corporation (the "Merger"), such that, following completion of the Merger, Chief will be wholly-owned by the Corporation.

Each of Tom Bowens, who holds approximately 27% of the membership interest in IG Tintic, and Geoff Stanley and Douglas Meadow, who collectively hold 48% of the issued and outstanding Chief Stock indirectly through Ruby Hollow, have entered into 12-month lock-up agreements, which provide that: (i) 33% of the Shares will be freely tradable on the four-month anniversary of the closing date of the Transaction (the "Closing Date"); (ii) an additional 33% of the Shares will be freely tradable on the eight-month anniversary of the Closing Date; and (iii) the remaining 34% of the Shares will be freely tradable on the first anniversary of the Closing Date. No new control person in Osisko will be created as a result of the Transaction.

The Agreements include representations and warranties of the Corporation and each of the Vendors customary for a transaction of this nature and customary interim covenants from IG Tintic regarding the operation of Tintic's business in the ordinary course.

Osisko, through a wholly-owned subsidiary, has entered into a non-binding term sheet with a wholly-owned subsidiary of Osisko Gold Royalties Ltd. regarding a metal stream (the "Stream"). The proceeds from the Stream will be used to fund a portion of the cash consideration payable on closing of the Transaction.

The Board of Directors of each of Osisko and the Vendors have unanimously approved the Transaction. Shareholders of Chief will also be required to approve the Merger. A shareholder meeting to approve the Merger will be convened and Ruby Hollow has covenanted to vote its ~83% interest in favour of the Merger. The Transaction is also subject to normal course regulatory approvals and the satisfaction of customary closing conditions, including the execution of ancillary agreements and acceptance of the TSX Venture Exchange. The IG Tintic and Chief transactions are inter-conditional, meaning that closing of each transaction will happen simultaneously and one cannot close without the other. Subject to the satisfaction of these conditions, Osisko expects the Transaction to close in Q2 2022.

Further details regarding the terms of the Transaction are set forth in the Agreements, copies of which are available under Osisko's SEDAR profile at www.sedar.com.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, please contact Sean Roosen, Chief Executive Officer

Osisko Development Corp. at (514) 940-0685.

Item 9 Date of Report

February 3, 2022

Forward-looking statements

Certain statements contained in this material change report may be deemed "forward‐looking statements" within the meaning of applicable Canadian securities laws ("Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements.

Forward-looking Statements in this material change report may include, without limitation, statements about the Corporation's current expectations, estimates and projections for the Corporation following the Transaction, the structure and estimated value of the Transaction, the timeline and the Corporation's ability to reach a definitive agreement with respect to the Stream, the ability to obtain financing under the Stream, the general prospects of Tintic, the timing and anticipated receipt of the required shareholder, court and stock exchange and other approvals and the ability of the Corporation and the Vendors to satisfy the other conditions to, and to complete, the Transaction. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "may", "will", "expect", "anticipate, "estimate", "plan", "believe", "intend", "potential", "continue", "open", "future", "assume", "projected", or statements that events, "could", "should" or "would" occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors, many of which are beyond the ability of the Corporation to control or predict and which may cause actual results, performance or achievements to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such risks, uncertainties and factors include, among others, the completion and timing of the Transaction, the ability of the Corporation and Vendors to receive, in a timely manner, the necessary approvals to satisfy the conditions to closing of the Transaction; the ability to complete the Transaction on the terms contemplated by the Corporation and the Vendors, or at all; the consequences of not completing the Transaction; risks relating to the current and potential adverse impacts of the COVID-19 pandemic on the economy, financial markets and the Corporation's and Tintic's operations, any of which may have a material adverse effect on the Corporation's, the Vendors' or Tintic's business, capital resources, financial results and/or ability to complete the Transaction or realize the anticipated benefits thereof.

Although Forward-looking Statements contained in this material change report are based upon what the Corporation believes are reasonable assumptions at the time they were made, such statements are made as of the date hereof and the Corporation disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that the Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.